Mail Stop 3561

January 9, 2007

Mr. Roger Urwin
Group Chief Executive
National Grid PLC
1-3 Strand
London WC2N 5EH, England

      RE: **National Grid PLC**
              Form 20-F for Fiscal Year Ended March 31, 2006
              Filed June 20, 2006
              File No. 1-14958

Dear Mr. Urwin:

       We have reviewed your response letter dated December 7, 2006 and have the following comments requesting additional information so we may better understand your disclosures. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. After reviewing this information we may raise additional comments.

Form 20-F for the year ended MARCH 31, 2006

Exhibit 15.1 Annual Report and Accounts 2005/06 in extracted form

Operating and Financial Review, page 20

1.   We read your response to comment 2 in our letter dated October 31, 2006. Please show us what your enhanced disclosures and revisions will look like. Please ensure you include:
   - The material limitations associated with the use of the adjusted measures as compared to the directly comparable IFRS measures and the manner in which management compensates for those limitations; and
   - The substantive reasons why management believes the measures provide useful information to investors.

Financial Statements, page 91

Group Income Statement, page 100

2.   We note your response to comment 5 in our letter dated October 31, 2006. As
        discussed in paragraph BC13 of IAS 1, it is inappropriate to exclude items clearly
        related to operations because they occur irregularly or infrequently or are unusual
        in nature when an entity elects to disclose the results of operating activities. In
        that regard, it appears that your presentation of a sub-total of total operating profit
        before exceptional items and remeasurements is not permitted by IRFS. Also, it
        is unclear to us why such a sub-total is relevant to an understanding of your
        financial performance. In addition, regarding your disclosure in Note 6, it is
        unclear to us why the exceptional income or charges included within operating
        profit do not relate to your underlying financial performance since the items are
        clearly operating in nature. Further, it appears that the criteria used by
        management to identify exceptional items that are relevant to an understanding of
        your financial performance are subjective. With reference to the guidance in IAS
        1, please tell us the following:
        - Why you believe the sub-total of operating profit before exceptional items and
          remeasurements is appropriate given the views in paragraph BC13 of IAS 1;
        - Why you believe that presenting the each of the sub-totals before exceptional
          items and remeasurements is relevant to an understanding of your financial
          performance given the guidance in paragraphs 84 – 87 of IAS 1;
        - Why exceptional income or charges included within operating profit do not
          relate to your underlying financial performance; and
        - Why it would not be more appropriate to disclose all material items that occur
          irregularly or infrequently or are unusual in nature as exceptional items that
          are relevant to an understanding of financial performance.
        In any event, we believe that you should revise future filings to remove the
        subtotal of total operating profit before exceptional items and remeasurements. In
        addition, we believe you should describe why the exceptional items do not relate
        to your underlying financial performance or explain that the exceptional items are
        separately disclosed because of their nature, frequency and amount and potential
        for variation among periods.

Note 38. Condensed US GAAP financial information, page 159

3.   We reviewed your response to comment 17 in our letter dated October 31, 2006.
        In future filings, please disclose the effect of each difference between IFRS and
        US GAAP on each of the line items reflected in the condensed US GAAP income
        statements on pages 157 and 158 in each of the notes referenced in the
        reconciliation on page 149. For example you should disclose in note (a) on page
        150 the difference related to fair value adjustments on depreciation expense, other
        operating revenue and other charges for each year. Please also clarify your

disclosure in the notes referenced in the reconciliation to the extent necessary to understand material differences in each line item. For example, please disclose why the fair value adjustments disclosed in note (a) on page 150 result in a reduction of other operating income. Please refer to Item 17(c)(2)(i) of Form 20-F. In addition, please consider similar disclosures regarding the balance sheet adjustments where material. For example, consider disclosing the amount of the adjustment to other non-current liabilities for each year in note (a) on page 150 and clarify your disclosure to the extent necessary. Refer to Item 17(c)(2)(ii) of Form 20-F.

4. We reviewed your response to comment 18 in our letter dated October 31, 2006. Please explain to us why the group reconstruction resulted in a difference between the carry value of the new parent company's investment in the former parent company and the capital structure of the former parent company. In that regard, it appears that the assets transferred to the new parent company should have been recorded at the carrying value of the former parent company and that the transaction should not have had an impact on consolidated equity under US GAAP. Please refer to paragraphs D11 – D18 of SFAS 141.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief